Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
U.S. Listing Qualifications

By Electronic Mail

August 9, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 9, 2022, The Nasdaq Stock Market (the "Exchange") received from PepsiCo, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

3.200% Senior Notes due 2029
3.550% Senior Notes due 2034

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts